

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 26, 2008

Mr. Samuel C. Scott III
Chief Executive Officer
Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, IL 60154

> **Re:** **Corn Products International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A Filed April 4, 2008**
> **File No. 1-13397**

Dear Mr. Scott:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

1. We note you identify general factors that have impacted your year over year results of operations without providing a quantitative analysis of the impact of all significant factors. For example, on page 23 of your 2007 Compared to 2006

discussion of cost of sales you state, "This increase principally reflects higher corn costs… and increased sales volume." Similarly, on page 24 in your discussion of operating income, you state, "South America operating income increased 37 percent… primarily reflecting significant earnings growth in Brazil driven by higher product pricing, increased demand and a stronger local currency." Please expand your disclosure to quantify the impact of the increases in volumes versus the increases in prices. Please also disclose whether these trends are indicative of your expectations for pricing and volume trends in future periods. Furthermore, please identify any distinct business developments or external events that have affected, or are expected to affect, cost and volume trends. Please refer to "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" which can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm

In responding to this comment, please provide us with a sample of your proposed expanded disclosure.

Financial Statements and Supplementary Data, page 42

2. Please expand your disclosure to include Schedule II, "Valuation and Qualifying Accounts" for your valuation and qualifying accounts and reserves, including your allowance for doubtful accounts and deferred tax asset valuation allowance, or tell us why you believe such schedule is not required. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Notes to the Consolidated Financial Statements

General

3. Per your disclosure on page 19, we note the existence of two legal complaints against the company: Sun-Rype Products, Ltd v. Archer Daniels Midland, et al. and Ali Holdco, Inc. v. Archer Daniels Midland. Please expand your financial statement disclosure regarding these contingencies in accordance with paragraphs 9 and 10 of FAS 5, or tell us why such disclosure is not necessary.

Note 9 – Supplementary Information, page 68

4. Please expand your disclosure regarding your natural gas purchase agreement (between CPO Brazil and Comgas) to include the requirements of paragraph 7 of FAS 47, or tell us why you believe such disclosure is not necessary. In addressing parts "b" and "c" of paragraph 7 of FAS 47, consider disclosing the volume

purchase requirements and the current or future pricing considerations necessary to determine your financial commitment under the agreement.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 79

5.   We note you disclose your management has concluded your "disclosure controls and procedures are effective in providing reasonable assurance that all material information required to be filed in this report has been recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined. Please apply this comment to all future quarterly and annual filings in which you discuss disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting, page 79

6.   We note your disclosure that "Management's assessment of the effectiveness of our internal control over financial reporting has been audited by KPMG LLP…" Item 308(a)(4) of Regulation S-K requires that you include a statement that the registered public accounting firm that audited the financial statements included in the annual report issued an attestation report on your internal control over financial reporting, not on management's assessment of the effectiveness of your internal control over financial reporting. As such, please revise to comply with the requirements of Item 308 of Regulation S-K.

Exhibit List, page 81

7.   Your exhibit list does not appear to include any agreements or other documents concerning the related party transactions described on page 42 of your Proxy Statement filed on April 4, 2008. Please confirm that all required material contracts have been filed as exhibits, pursuant to Item 601(b) of Regulation S-K.

Schedule 14A (Definitive Proxy Statement) filed April 4, 2008

8.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Proposal 1. Election of Directors, page 6

9.   In a number of your sketches, there are gaps or ambiguities with regard to positions held during the entire five-year period that Item 401(e) of Regulation S-K requires you to discuss. For example, it is unclear when Mr. Hanrahan began his service to The AES Corporation as its President and CEO, and the sketches you provide for Ms. Hendricks and Mr. Kastory (as well as those for Ms. Hynes and Mr. Saucier in the corresponding disclosure at page 11 of the Form 10-K) also require revision. For each officer and director, please disclose the month and year when each listed position began and ended within the five-year timeframe.

Compensation Discussion and Analysis

Annual Incentive Plan, page 21

10.   You disclose the 2007 target level performance objectives for each of the named executive officers with regard to earnings per share ($1.95 per share) and cash flow from operations ($233 million), and you explain how actual performance for 2007 compared to these target level performance objectives. However, you omit divisional operating income target level performance objectives for two of your named executive officers, Messrs. Fortnum and Fiamenghi, stating that the objectives were "challenging but attainable" and provide for reference some historical information about the achievement of divisional operating income goals over the past five years. Please revise to disclose all qualitative and quantitative performance targets or goals established during 2007 and for 2008 under the Annual Incentive Plan, if material. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.

If disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. And, in that case, discuss how difficult it was or will be to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Performance Shares, page 23

11.   You state that "half of the performance shares granted in 2008 will be earned based on a matrix that combines a compounded annual earnings per share growth goal with ROCE results for the three-year performance period." Please disclose all qualitative and quantitative performance targets or goals established for the performance shares, if material. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Mark Wojciechowski at (202) 551-3759, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director